1450 Centrepark Boulevard, Suite 210
West Palm Beach, FL 33401
(561) 207-9600
July 21, 2016

VIA EDGAR SUBMISSION Mr. John Cash Accounting Branch Chief Office of Manufacturing and Construction United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Platform Specialty Products Corporation
Form 10-K for the Year Ended December 31, 2015
Filed March 11, 2016
File No. 1-36272

Dear Mr. Cash:

We are writing in response to the comments we received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 19, 2016 (the "Comment Letter") regarding the above-referenced filing of Platform Specialty Products Corporation ("Platform" or the "Company").  For ease of reference in this letter, the headings and numbered paragraphs correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate your review, we have also reproduced below the text of the Staff's comments in italics directly above the Company's responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

1.
We note that foreign currency translation adjustments resulted in a significant increase to your total comprehensive loss during both 2014 and 2015. Please expand your MD&A in future filings to discuss the changes in foreign currency rates or other factors that resulted in the significant foreign currency translation adjustments in each of the periods presented.

In response to the Staff's comment, in future filings, to the extent there are significant foreign currency translation adjustments in the periods presented, the Company will expand its MD&A to discuss any changes in foreign currency rates, if applicable, or other factors that resulted in such significant foreign currency translation adjustments.

2.
While it appears that you did not include a segment discussion and analysis as part of the results of operations disclosure in your 2015 10-K, we note that such discussion and analysis was provided in your First Quarter 2016 10-Q. For the purpose of making the disclosure more clear and users friendly, please further expand your MD&A in future filings to include segment-level tables for the financial line items for which you provide segment-level discussion and analysis.

In response to the Staff's comment, in future filings, if material, the Company will include a segment discussion and analysis in its MD&A, and when such segment discussion and analysis is included, will also include segment-level tables for the financial line items for which segment-level discussion and analysis is provided.

3.
We note that your effective tax rate changed from (21.7)% in 2014 to 32.8% in 2015. We further note that you disclose on page 46 various reconciling items which directly impacted the 2014 and 2015 effective tax rates. Please revise future filings to discuss and analyze the changes in effective tax rates for all periods presented. Your analysis should include a discussion of the underlying factors that contributed to material changes in the individual reconciling items on your effective tax rates. Please refer to Item 303(a) of Regulation S-K.

In response to the Staff's comment, in future filings, the Company will discuss and analyze material changes in effective tax rates for all periods presented. This analysis will include a discussion of the underlying factors that contributed to such material changes in the individual reconciling items on its effective tax rates as required by Item 303(a) of Regulation S-K.

Liquidity and Capital Resources
Contractual Obligations and Commitments, Page 56

4.
In future filings please include a footnote to the contractual obligations and commitments table stating that the settlement of your Series B Convertible Preferred Stock obligation is not included in the table and provide an estimated amount of the settlement based on the current stock price.

In response to the Staff's comment, in future filings, if the Company is otherwise required to include the contractual obligations and commitments table, the Company will include a footnote to the table which affirmatively states that the settlement of the Series B Convertible Preferred Stock obligation is not included in the table and provides an estimated amount of the settlement based on the current stock price (which estimated amount has been historically disclosed in a paragraph within the Contractual Obligations and Commitments section).

Consolidated Financial Statements and Footnotes
Consolidated Balance Sheets, Page F-3

5.
You disclose that on April 20, 2017, you will be required to repurchase each share of Series B Convertible Preferred Stock that have not been converted into shares of common stock or automatically redeemed. Please tell us how you determined that your Series B Convertible Preferred Stock should be classified as mezzanine equity on your balance sheet and your consideration of the guidance in ASC 480-10-25-4.

The Company, after considering the guidance in ASC 480-10-25-4, determined that the Series B Convertible Preferred Stock is not mandatorily redeemable but should, however, be classified as mezzanine equity in accordance with ASC 480-10-S99 because the instrument is redeemable based upon an event that is outside of the Company's control, i.e., the stock price of Platform's common stock.

The Series B Convertible Preferred Stock is convertible into the Company's common stock and that conversion right was considered by the Company to be substantive. In addition, the Series B Convertible Preferred Stock is contingently redeemable either upon a triggering event as defined in the related share purchase agreement or upon maturity; provided it has not already been converted by the holder. ASC 480-10-55-11 clarifies that an otherwise mandatorily redeemable instrument with a substantive option to convert is not mandatorily redeemable until the option lapses.

Note 5 - Goodwill and Intangible Assets, Page F-22

6.
We note from your disclosure on page F-23 that a 1% increase in the weighted average cost of capital rate would have resulted in the carrying value of the Agro Business reporting unit’s net assets to exceed their fair value. Given the significance of Argo Business’ goodwill balance, please expand your disclosure in future filings to discuss any potential events or circumstances that could have a negative effect on the estimated fair value of the reporting unit.

In response to the Staff's comment, in future filings, the Company will expand its disclosure to discuss any potential events or circumstances that could have a negative effect on the estimated fair value of the Company's Agro business.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or any other members of the Staff have any questions with respect to the foregoing, please contact me at (561) 207-9635 or John E. Capps at (561) 207-9604.

Very truly yours,

/s/ Sanjiv Khattri
Sanjiv Khattri
Chief Financial Officer

cc:     John E. Capps, Platform Specialty Products Corporation
Sisi Cheng, Staff Accountant, Securities and Exchange Commission